ISSUED ON BEHALF OF RELX PLC

4 May 2018

Director Declaration

Pursuant to Listing Rule 9.6.14(2), RELX PLC (“the Company”) announces that Nick Luff, an Executive Director of the Company, was appointed as an independent Non-Executive Director of Rolls-Royce Holdings plc with effect from 3 May 2018. Rolls-Royce Holdings plc is listed on the London Stock Exchange.